Exhibit 12.1

Equity One, Inc
Ratio of Earnings to Fixed Charges
For the six months ended June 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 & 2000

	Six months
	ended	For the years ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000
Net Income	$46,933	$97,804	$63,647	$39,934	$18,721	$12,555

Adjustments:
Minority Interest	96	576	756	101	1726	603
Income from discontinued operations	(14,642)	(44,323)	(23,859)	(27,112)	(5,760)	(1,171)
Distributed Income of Equity Investees	0	3,119	5,424	871	287	2,057

Total Adjustments	(14,546)	(40,628)	(17,679)	(26,140)	(3,747)	1,489

Fixed Charges:
Interest Expense	22,740	41,450	32,628	15,965	18,606	12,216
Capitalized Interest	1,423	3,204	3,822	2,375	2,102	2,181
Amortization of Market Value Adj	2,621	4,958	3,584	—	—	—
Amortization of Loan Fees	719	1,335	902	627	1,052	242

Total Fixed Charges	27,503	50,947	40,936	18,967	21,760	14,639

Less: interest capitalized	(1,423)	(3,204)	(3,822)	(2,375)	(2,102)	(2,181)

Earnings, as defined	$58,467	$104,919	$83,082	$30,386	$34,632	$26,502

Divide by Fixed Charges	$27,503	$50,947	$40,936	$18,967	$21,760	$14,639

Ratio of earnings to fixed charges	2.13	2.06	2.03	1.60	1.59	1.81

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